UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2021

TAILWIND TWO ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40170	98-1572314
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification Number)

150 Greenwich Street, 29th Floor, New York, NY	10006
(Address of principal executive offices)	(Zip Code)

(212) 266-0085

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	TWNT.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TWNT	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TWNT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

On October 28, 2021, Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”). This Amendment No. 1 on Form 8-K/A is being filed to describe the material terms of the Merger Agreement and related agreements, which are filed as exhibits herewith.

Item 1.01 Entry Into A Material Definitive Agreement.

Agreement and Plan of Merger

The Business Combination

The Merger Agreement provides for, among other things, the following transactions on the closing date: (i) Tailwind Two will become a Delaware corporation (the “Domestication”) and, in connection with the Domestication, (A) each outstanding Class A ordinary share of Tailwind Two will become one share of common stock, par value $0.0001 per share, of Tailwind Two (the “New Terran Orbital Common Stock”), (B) each outstanding Class B ordinary share of Tailwind Two will become one share of New Terran Orbital Common Stock, and (C) each outstanding warrant of Tailwind Two will become one warrant to purchase one share of New Terran Orbital Common Stock (D) the certificate of incorporation of Tailwind Two and the bylaws of Tailwind Two will be amended and restated; and (ii) following the Domestication, Merger Sub will merge with and into Terran Orbital, with Terran Orbital as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly-owned subsidiary of Tailwind Two (the “Merger”) and Tailwind Two’s name will be changed to Terran Orbital Corporation.

The Domestication, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, issued and outstanding (i) shares of Terran Orbital (including any warrants of Terran Orbital which are exercised immediately prior to the Merger for shares of Terran Orbital in accordance with the terms of the Merger Agreement) will be converted into New Terran Orbital Common Stock, (ii) options to purchase shares of Terran Orbital (whether vested or unvested) will be cancelled in exchange for comparable options to purchase New Terran Orbital Common Stock, pursuant to the new incentive equity plan, and (iii) outstanding and unvested restricted stock and restricted stock units of Terran Orbital (including Employee Retention Share RSUs and Employee Retention Share Restricted Stock described below) will be cancelled in exchange for comparable restricted stock and restricted stock unit awards to be settled in New Terran Orbital Common Stock pursuant to the new incentive equity plan.

Employee Retention Shares

In accordance with the terms and subject to the conditions of the Merger Agreement and Schedule 3.08 to the Merger Agreement, restricted stock and/or restricted stock units in respect of an aggregate of 197,2224 shares of Terran Orbital (such restricted stock, the “Employee Retention Share Restricted Stock,” and such restricted stock units, the “Employee Retention Share RSUs”) will be awarded prior to the consummation of the Business Combination (the “Closing”) under the Amended and Restated Terran Orbital Corporation 2014 Equity Incentive Plan to certain persons designated by the compensation committee (the “Committee”) of the board of directors of Terran Orbital (the “Board”). The awards of Employee Retention Share RSUs and Employee Retention Share Restricted Stock will generally vest on the latest occur of: (i) the first anniversary of the Closing, (ii) the trading price of New Terran Orbital Common Stock equaling or exceeding $11.00 or $13.00 (the “Share Price Hurdles”), as applicable, for any 20 trading days within any consecutive 30-trading day period and (iii) such other performance vesting conditions, if any, determined by the Committee and approved by the Board, subject to the applicable person’s continued employment through the applicable vesting date; provided, however, that the awards of Employee Retention Share RSUs and Employee Share Restricted Stock will accelerate and vest on a change in control as defined in the new equity incentive plan provided the applicable Share Price Hurdles are met in connection with such change in control. The awards of Employee Retention Share RSUs and Employee Retention Share Restricted Stock will be subject to other terms and conditions (including, re-allocation upon forfeiture) as set forth in Schedule 3.08 to the Merger Agreement. In accordance with the terms and subject to the conditions of the Merger Agreement, issued and outstanding (i) Employee Retention Share RSUs (outstanding and unvested) will be cancelled in exchange for comparable restricted stock units, based on the Exchange Ratio, to be settled in New Terran Orbital Common Stock (the “Rolled Employee Retention Share RSUs”) pursuant to the new incentive equity plan and (ii) Employee Retention Share Restricted Stock (outstanding and unvested) will be cancelled in exchange for comparable restricted stock, based on the Exchange Ratio, to be settled in New Terran Orbital Common Stock (the “Rolled Employee Retention Share Restricted Stock”) pursuant to the new incentive equity plan. Any awards of Rolled Employee Retention Share RSUs and Rolled Employee Retention Share Restricted Stock that do not vest during the five (5)-year period following the Closing will be automatically forfeited and cancelled for no consideration or other payment and no such expired Rolled Employee Retention Share RSUs or Rolled Employee Retention Share Restricted Stock may thereafter be awarded, re-allocated or available for issuance under the new incentive equity plan.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. The representations, warranties, covenants, obligations or other agreements contained in the Merger Agreement generally will not survive the Closing, subject to certain exceptions, including certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing.

Tailwind Two and Terran Orbital have also agreed to take all such actions necessary or appropriate such that, effective immediately after the Closing, the Tailwind Two board of directors shall consist of thirteen (13) directors divided into three (3) classes, designated Class I, II and III, with Class I consisting of four (4) directors, Class II consisting of four (4) directors and Class III consisting of five (5) directors. In addition, Tailwind Two has agreed to adopt a management incentive equity plan.

Conditions to Each Party’s Obligations

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (i) the approval and adoption by Tailwind Two’s shareholders of the Merger Agreement and transactions contemplated thereby; (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of a Material Adverse Effect (as defined in the Merger Agreement) with respect to Terran Orbital and its subsidiaries; (iv) the requisite consents have been obtained from Terran Orbital’s equityholders and noteholders (the “Written Consent”); (v) the New Terran Orbital Common Stock to be issued as consideration for the Business Combination has been approved for listing on either The New York Stock Exchange or The Nasdaq Stock Market LLC; (vi) Tailwind Two having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining after the Closing; (vii) Net Debt (as defined in the Merger Agreement) equaling $40,000,000 or less and (viii) either (x) the Debt Financing Agreements (as defined in the Merger Agreement) contemplated by the Commitment Letter (as defined below) shall have been executed and the financing pursuant to such agreements shall be available to Terran Orbital on the terms provided in the Commitment Letter, or (y) definitive documents shall have been executed by Terran Orbital with respect to alternative financing arrangements mutually acceptable to Terran Orbital and Tailwind Two.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including (i) by mutual written agreement of Tailwind Two and Terran Orbital, (ii) by Tailwind Two or Terran Orbital if any order is in effect or any law adopted that prohibits the consummation of the Business Combination, (iii) by Tailwind Two if the representations and warranties of Terran Orbital are not true and correct or if Terran Orbital fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by Terran Orbital if the representations and warranties of any of Tailwind Two or Merger Sub (each, a “Tailwind Two Party” and collectively, the “Tailwind Two Parties”) are not true and correct or if any Tailwind Two Party fails to perform any covenant or agreement set forth in the Merger Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (v) subject to certain limited exceptions, by either Tailwind Two or Terran Orbital if the Business Combination is not consummated by April 28, 2022, (vi) by either Tailwind Two or Terran Orbital if Tailwind Two fails to obtain certain required approvals from Tailwind Two shareholders after the conclusion of a meeting of Tailwind Two’s shareholders held for such purpose, (vii) by Tailwind Two, if Terran Orbital does not deliver, or cause to be delivered to Tailwind Two the Written Consent on or prior to the deadline specified under the Merger Agreement and (viii) by Terran Orbital, at any time within five (5) business days following a Change in Recommendation (as defined in the Merger Agreement).

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement, except in the case of fraud and for customary obligations that survive the termination thereof (such as confidentiality obligations).

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Business Combination, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Tailwind Two does not believe that these schedules contain information that is material to an investment decision.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, Tailwind Two, Tailwind Two Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), each other holder of Class B ordinary shares of Tailwind Two (the “Other Class B Shareholders”) and Terran Orbital entered into a sponsor agreement (the “Sponsor Agreement”), pursuant to which the Sponsor and the Other Class B Shareholders (collectively, the “Sponsor Parties”) have agreed to, among other things, (i) consent to entering into the Merger Agreement, (ii) vote in favor of each of the transaction proposals to be voted upon at the meeting of Tailwind Two shareholders, including approval of the Merger Agreement and the transactions contemplated thereby, (iii) waive any adjustment to the conversion ratio set forth in Tailwind Two’s amended and restated memorandum and articles of association or any other anti-dilution or similar protection with respect to the Class B ordinary shares of Tailwind Two held by the Sponsor Parties and (iv) be bound by certain transfer restrictions with respect to his, her or its shares in Tailwind Two prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Agreement.

The foregoing description of the Sponsor Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Agreement, which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

PIPE Financing (Private Placement)

Concurrently with the execution of the Merger Agreement, Tailwind Two entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”) and an affiliate of Mr. Daniel Staton, a director and shareholder of Terran Orbital (the “Insider PIPE Investor”, and together with the PIPE Investors, the “Investors”). Pursuant to the Subscription Agreements, the Investors agreed to subscribe for and purchase, and Tailwind Two agreed to issue and sell to such Investors, immediately prior to the Closing, an aggregate of 5,080,409 shares of New Terran Orbital Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of approximately $50.8 million (the “PIPE Financing”). The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Tailwind Two will grant the investors in the PIPE Financing certain customary registration rights. Tailwind Two will, within 45 days after the consummation of the Business Combination, file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement registering the resale of such shares of New Terran Orbital Common Stock and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

The Subscription Agreement for the Insider PIPE Investor contains a provision whereby in return for the Insider PIPE Investor’s $30.0 million investment in the PIPE Financing, the Insider PIPE Investor or its affiliate will receive a quarterly fee of $1.875 million for sixteen (16) quarters beginning at the end of the first quarter following the consummation of the Business Combination; the first years’ payments are to be paid in cash and the remaining payments are to be paid, subject to subordination to and compliance with the post-combination company’s debt facilities, in cash or stock at the discretion of the post-combination company.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the forms of Subscription Agreement, which are attached as Exhibit 10.2 and Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Terran Orbital Transaction Support Agreements

Concurrently with the execution of the Merger Agreement, certain equityholders and noteholders of Terran Orbital (collectively, the “Terran Orbital Holders”) entered into transaction support agreements (collectively, the “Terran Orbital Holder Support Agreements”) with Tailwind Two and Terran Orbital, pursuant to which the Terran Orbital Holders have agreed to, among other things, (i) consent to and vote in favor of the Merger Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.

Lockheed Martin Corporation (“Lockheed Martin”) and Beach Point Capital (“Beach Point”), each of which are noteholders of Terran Orbital, have each further agreed, conditional upon certain other events, pursuant to the Terran Orbital Holder Support Agreements to, at their option, (a) exchange up to $25.0 million (in the case of Lockheed Martin) and $25.0 million (in the case of Beach Point) of aggregate principal amount of senior secured notes outstanding issued by Terran Orbital pursuant to the Note Purchase Agreement, dated as of March 8, 2021, by and among Terran Orbital, the guarantors party thereto, the purchasers party thereto and Lockheed Martin, as authorized representative (as amended, the “Existing Note Purchase Agreement”), for the same principal amount of debt to be issued under, and governed by a new loan agreement or note purchase agreement, which shall have substantially similar terms as the terms of the Facility (as defined below), except that such replacement loans or notes will not have call protection or (b) keep outstanding such amounts (up to $25.0 million (in the case of Lockheed Martin) and $25.0 million (in the case of Beach Point) of aggregate principal amount of senior secured notes outstanding) under the Existing Note Purchase Agreement ((a) and/or (b) collectively, the “Debt Rollover”). The $25.0 million Debt Rollover from Beach Point will be available upon the Closing, and the up to $25.0 million Debt Rollover from Lockheed Martin will be available ratably with the availability of the Conditional Loans (as defined below) depending on the percentage of Class A ordinary shares of Tailwind Two that are redeemed by shareholders in connection with the Business Combination.

Upon funding of the Pre-Combination Loan (as defined below), each of Lockheed Martin and Beach Point shall receive from Terran Orbital penny warrants to purchase shares of common stock of Terran Orbital equal to 0.25% of the fully diluted shares of Terran Orbital on the same valuation and terms and conditions as provided to Francisco Partners in connection with the Pre-Combination Loan. In the event of the consummation of the Merger, such warrants shall terminate and each holder shall receive in lieu thereof shares of New Terran Common Stock equal to 0.25% of the fully diluted shares of New Terran Orbital Common Stock as of immediately following the Closing and warrants to purchase New Terran Orbital Common Stock with respect to 0.83333% of the fully diluted shares of New Terran Orbital Common Stock as of immediately following the Closing at a strike price of $10.00 per share.

The foregoing description of the Terran Orbital Holder Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Terran Orbital Equityholder Support Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Francisco Partners Commitment Letter

Concurrently with the execution of the Merger Agreement, Terran Orbital entered into a commitment letter (the “Commitment Letter”) with FP Credit Partners, L.P. on behalf of certain of its managed funds, affiliates, financing parties or investment vehicles (“Francisco Partners”) to provide senior secured term loan credit facilities in an aggregate principal amount up to $150.0 million (the “Facility”). The Commitment Letter provides that the Facility has (i) a five-year maturity, bearing interest at a rate of 9.25% per annum, (ii) an original issue discount (OID) of $5.0 million, payable upon the drawdown of the Pre-Combination Loan (as defined below) and (iii) call protection. The availability of the Facility is subject to the satisfaction of certain conditions.

$30.0 million of the Facility will be drawable by Terran Orbital pre-Closing, concurrently with the execution of the definitive documentation for the Facility (the “Pre-Combination Loan”) with up to an additional $120.0 million drawable at Closing, $100.0 million of which will be available (the “Conditional Loans”) depending on the percentage of Class A ordinary shares of Tailwind Two that are redeemed by shareholders in connection with the Business Combination; 100% of the Conditional Loans will be available if holders of 85% of the issued and outstanding shares of Tailwind Two exercise their redemption rights.

The Commitment Letter provides that upon funding of the Pre-Combination Loan, Francisco Partners shall receive from Terran Orbital a penny warrant, which may be exercised within 30 days following the termination of the Merger Agreement, to purchase shares of common stock of Terran Orbital equal to 1.5% of the fully diluted shares of Terran Orbital. In the event of the consummation of the Merger, such warrants shall terminate and Francisco Partners will receive an equity grant package equal to 1.5% of the fully diluted shares of New Terran Orbital Common Stock outstanding as of immediately following the Closing, plus an additional 1.0 million shares of New Terran Orbital Common Stock, in each case, to be issued as of immediately following the Closing. In addition, the Commitment Letter provides that Francisco Partners will receive a grant of warrants to purchase New Terran Orbital Common Stock consisting of 5.0% of New Terran Orbital Common Stock on a fully diluted basis as of immediately following the Closing at a strike price of $10.00 per share, redeemable at the option of Francisco Partners for $25.0 million on the third anniversary of Closing.

Investor Rights Agreement

Concurrently with the execution of the Merger Agreement, Terran Orbital, Tailwind Two, certain of Tailwind Two’s shareholders, certain of Terran Orbital’s stockholders and other parties thereto entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, such shareholders and stockholders were granted certain customary registration rights with respect to their respective Registrable Securities (as defined in the Investor Rights Agreement), in each case, on the terms and subject to the conditions set forth therein.

The foregoing description of the Investor Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is attached as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Financing is incorporated by reference herein. The shares of New Terran Orbital Common Stock to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Additional Information

In connection with the proposed Business Combination, Tailwind Two intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two (the “Registration Statement”), and after the Registration Statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Tailwind Two’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Terran Orbital, Tailwind Two and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website sec.gov or by directing a request to: Tailwind Two Acquisition Corp., 150 Greenwich Street, 29th Floor, New York, NY 10006.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management’s views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the Business Combination, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two’s shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the Business Combination or in the future, the likelihood and ability of the parties to successfully consummate the Business Combination, and those factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the Business Combination expected to be filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital’s actual results (many of which are beyond Terran Orbital’s control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Terran Orbital’s actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the Business Combination.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Agreement and Plan of Merger, dated as of October 28, 2021, by and among Tailwind Two Acquisition Corp., Titan Merger Sub, Inc. and Terran Orbital Corporation.
10.1	Sponsor Agreement, dated as of October 28, 2021, by and among Tailwind Two Sponsor, LLC, certain other holders set forth on Schedule I thereto, Tailwind Two Acquisition Corp., and Terran Orbital Corporation.
10.2	Form of Subscription Agreement.
10.3	Form of Subscription Agreement (Insider PIPE Investor).
10.4	Form of Terran Orbital Holder Support Agreement.
10.5	Investor Rights Agreement, dated October 28, 2021, by and among Terran Orbital Corporation, Tailwind Two Acquisition Corp. and the other parties thereto.

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 29, 2021

TAILWIND TWO ACQUISITION CORP.

By:	/s/ Matt Eby
Name:	Matthew Eby
Title:	Co-Chief Executive Officer and Chief Financial Officer